================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ----------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 [X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the fiscal year ended December 31, 1996

                                       OR

 [ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from                    to
                                    ------------------    --------------

                       Commission File Number :  1-11396


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       JOHN ALDEN FINANCIAL CORPORATION
                         7300 Corporate Center Drive
                          Miami, Florida  33126-1223



                               Page 1 of 21 pages
                       Exhibit Index appears on page 20


================================================================================

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

                               TABLE OF CONTENTS



                                                                                                                            Page No.
                                                                                                                            --------
Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Financial Statements:

       Statements of Net Assets Available for
       Benefits, with Fund Information, as of
       December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

       Statements of Changes in Net Assets
       Available for Benefits, with Fund Information,
       for the years ended December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

       Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

Additional Information - Supplemental Schedules:

       Schedule I - Schedule of Assets Held for
       Investment as of December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

       Schedule II - Schedule of Investments
       Acquired and Disposed of during the year
       ended December 31, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18





Schedules other than those listed above have been omitted since they are not applicable or the required information is shown in the Financial Statements or related notes.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Salary and Benefits Committee and Participants of the John Alden Employee Savings Incentive Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the John Alden Employee Savings Incentive Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
------------------------------
PRICE WATERHOUSE LLP

Miami, Florida
June 24, 1997

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                              DECEMBER 31, 1996




                                                                                     Fund Information
                                                             ----------------------------------------------------------------
                                                                Money           Fixed                             Company
                                                               Market           Income             Equity          Stock
                                             Total              Fund             Fund               Fund            Fund
                                          -----------        -----------     ------------    ----------------    ------------
ASSETS
-------
Investments at fair value:
   Short-term investments                 $ 16,760,413       $ 14,163,700     $    152,661      $  2,407,717       $    36,335
   Bonds                                    11,699,888                 --       11,699,888                --                --
   Common stock                             40,173,882                 --               --        37,476,767         2,697,115
Loans receivable from
    participants                             3,027,318          1,433,422          689,222           780,157           124,517
Accrued investment income                      459,752            194,090          193,972            54,095            17,595
                                          ------------       ------------     ------------      ------------       -----------
Net assets available
    for benefits                          $ 72,121,253       $ 15,791,212     $ 12,735,743      $ 40,718,736       $ 2,875,562
                                          ============       ============     ============      ============       ===========





   The accompanying notes are an integral part of these financial statements.

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                              DECEMBER 31, 1995




                                                                             Fund Information
                                                     -------------------------------------------------------------------
                                                          Money            Fixed                              Company
                                                         Market            Income           Equity             Stock
                                       Total              Fund              Fund             Fund              Fund
                                    ------------     -------------     -------------   ----------------    ------------
ASSETS
-------
Investments at fair value:
   Short-term investments            $15,268,678       $13,459,761      $   218,318       $ 1,541,186       $   49,413
   Bonds                              12,169,743                --       12,169,743                --               --
   Common stock                       32,890,412                --               --        29,542,438        3,347,974
Loans receivable from
      participants                     3,076,858         1,425,966          709,125           844,118           97,649
Accrued investment income                368,015           121,444          193,558            35,113           17,900
                                     -----------       -----------      -----------       -----------       ----------

Net assets available
      for benefits                   $63,773,706       $15,007,171      $13,290,744       $31,962,855       $3,512,936
                                     ===========       ===========      ===========       ===========       ==========




   The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996


                                                                                 Fund Information
                                                        ---------------------------------------------------------------
                                                          Money            Fixed                             Company
                                                          Market           Income            Equity           Stock
                                         Total             Fund             Fund              Fund             Fund
                                     -------------     ------------     -------------    -------------    -------------
Net investment income (loss):
   Interest                            $  1,925,377     $    779,303     $    866,673     $    263,339      $    16,062
   Dividends                                640,835               --               --          574,795           66,040
   Realized gains (losses)                   98,078           57,160          (18,196)         137,648          (78,534)
   Change in unrealized
    appreciation/depreciation
    in fair value of investments          5,860,473          (19,565)        (332,394)       6,499,466         (287,034)
                                       ------------     ------------     ------------     ------------      -----------
      Total net investment
         income (loss)                    8,524,763          816,898          516,083        7,475,248         (283,466)
                                       ------------     ------------     ------------     ------------      -----------

Contributions:
   Employee                               5,878,798          966,722        1,164,247        3,256,784          491,045
   Employer                               2,372,243          407,497          456,998        1,309,820          197,928
                                       ------------     ------------     ------------     ------------     ------------
      Total contributions                 8,251,041        1,374,219        1,621,245        4,566,604          688,973

Interfund transfers, net                         --          556,147         (841,376)         935,668         (650,439)
Other inflows                                12,261            2,567            2,404            6,906              384
                                       ------------     ------------     ------------     ------------     ------------

      Total inflows                      16,788,065        2,749,831        1,298,356       12,984,426         (244,548)
                                       ------------     ------------     ------------     ------------      -----------

Withdrawals and distributions            (8,440,518)      (1,965,790)      (1,853,357)      (4,228,545)        (392,826)
                                        -----------      -----------      -----------      -----------      -----------

Total outflows                           (8,440,518)      (1,965,790)      (1,853,357)      (4,228,545)        (392,826)
                                        -----------      -----------      -----------      -----------      -----------

Net increase (decrease) in net
  assets available for benefits           8,347,547          784,041         (555,001)       8,755,881         (637,374)
                                       ------------     ------------      -----------     ------------      -----------

Net assets available for
  benefits:
   Beginning of period                   63,773,706       15,007,171       13,290,744       31,962,855        3,512,936
                                       ------------     ------------     ------------     ------------      -----------

   End of period                       $ 72,121,253     $ 15,791,212     $ 12,735,743     $ 40,718,736      $ 2,875,562
                                       ============     ============     ============     ============      ===========

   The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995


                                                                              Fund Information
                                                        ---------------------------------------------------------------
                                                           Money           Fixed                              Company
                                                           Market          Income            Equity            Stock
                                         Total              Fund           Fund               Fund              Fund
                                     -------------      ------------   -------------     -------------      -----------
Net investment income (loss):
   Interest                             $ 1,932,411      $   830,132      $   839,302      $   241,093       $   21,884
   Dividends                                529,809               --               --          468,947           60,862
   Realized gains (losses)                1,359,012           41,889            8,314        1,313,188           (4,379)
   Change in unrealized
    appreciation/depreciation
    in fair value of investments          5,789,488           24,703        1,106,832        5,309,089         (651,136)
                                        -----------      -----------      -----------      -----------      ------------
      Total net investment
         income (loss)                    9,610,720          896,724        1,954,448        7,332,317         (572,769)
                                        -----------      -----------      -----------      -----------      ------------

Contributions:
   Employee                               6,384,024        1,145,271        1,382,377        3,165,667          690,709
   Employer                               2,569,605          422,862          508,955        1,337,645          300,143
                                        -----------      -----------      -----------      -----------      -----------
      Total contributions                 8,953,629        1,568,133        1,891,332        4,503,312          990,852

Interfund transfers, net                         --         (225,741)        (453,047)         127,761          551,027
Other inflows                                10,398            1,454            3,034            5,133              777
                                        -----------      -----------      -----------      -----------      -----------

      Total inflows                      18,574,747        2,240,570        3,395,767       11,968,523          969,887
                                        -----------      -----------      -----------      -----------      -----------

Withdrawals and distributions            (5,475,872)      (1,675,202)      (1,047,618)      (2,589,338)        (163,714)
                                        -----------      -----------      ------------     ------------     ------------

      Total outflows                     (5,475,872)      (1,675,202)      (1,047,618)      (2,589,338)        (163,714)
                                        -----------      -----------      -----------      -----------      -----------

Net increase in net
  assets available for benefits          13,098,875          565,368        2,348,149        9,379,185          806,173
                                        -----------      -----------      -----------      -----------      -----------

Net assets available for
  benefits:
   Beginning of period                   50,674,831       14,441,803       10,942,595       22,583,670        2,706,763
                                        -----------      -----------      -----------      -----------      -----------

   End of period                        $63,773,706      $15,007,171      $13,290,744      $31,962,855       $3,512,936
                                        ===========      ===========      ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                   JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - THE PLAN

The following description of the John Alden Employee Savings Incentive Plan (the "Plan") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, originally effective on October 10, 1980 and amended effective January 1, 1993, is a defined contribution savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes. The Plan covers substantially all of the employees of John Alden Financial Corporation and its subsidiaries ("JAFCO" or the "Company"). Prior to January 1, 1995, employees became eligible to participate in the Plan on any January 1 or July 1 following one year of service. Effective January 1, 1995, the Plan was amended to eliminate the one year of service requirement. Effective December 1, 1995, the one year of service requirement was reinstated.

Certain members of management of the Company are named as Trustees of the Plan by the Board of Directors of the Company. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors of the Company. As provided by the Plan, the Committee has appointed Bankers Trust Company of New York ("Bankers Trust"), an outside firm, as custodian for the Plan. Plan investments and employee and employer contributions are held in a custodial account established under the Custodial Agreement with Bankers Trust.

Tax Status

The Plan has received a determination letter indicating the Plan's design meets the requirements for tax exempt status under Section 401(k) of the Internal Revenue Code ("IRC"). As a result of certain amendments to the Plan adopted in 1993, the Plan filed for an updated determination letter covering the amended Plan's tax status.

In April 1995, the Plan received a determination letter indicating the design of the Plan, as amended in 1993, is qualified under Section 401(k) of the IRC, subject to the implementation of certain agreed-upon amendments, which have been adopted. The Plan sponsor believes the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.

Contributions

A participant may elect to contribute from 1% to 14% of pre-tax or after-tax compensation, subject to certain dollar amount limits, through payroll deductions. The contributions of certain highly compensated employees are limited to 6% of pre-tax compensation and by Internal Revenue Service annual limitations. For pre-tax contributions, the employee's taxable income is reduced by the amount contributed as provided under Section 401(k) of the IRC.

The Plan provides for minimum Company contributions equal to 50% of the first 6% of the contributions made by participating employees with at least one year of service. Supplemental annual Company matching contributions may be made at the discretion of the Company based on the Company's profits.

A participant may elect to suspend contributions at any time. Suspension of employee contributions, however, will result in suspension of employer contributions during that period. A participant may resume contributions on the first day of the following calendar quarter.

The Plan is a tax-deferred plan under federal law, and is subject to a non-discriminatory test. If the test is not met, a portion of the contributions and related earnings made by higher paid employees will not be tax deferred and will be considered taxable income to such employees.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and allocations of (a) Plan earnings, based on participant account balances, and (b) forfeitures of terminated participants' nonvested funds, based on the participant's contributions to the Plan. Each participant is entitled to vested benefits in the amount of the participant's vested account balance.

Investment Options

Participants may invest contributions and transfer account balances among four investment funds, as follows:

1. Money Market Fund - invested primarily in money market instruments with maturities of less than one year.

2. Fixed Income Fund - invested in fixed-rate securities and short term investments.

3. Equity Fund - invested in equities such as common stock and short term investments.

4. Company Stock Fund - invested primarily in common stock of John Alden Financial Corporation.

Participants may elect to invest contributions in a single fund, or may elect to split the contributions, in multiples of 25%, among any of the four funds. At December 31, 1996, the number of employees participating in each fund was as follows: Money Market Fund, 1,201; Fixed Income Fund, 1,404; Equity Fund, 1,968; Company Stock Fund, 641.

At December 31, 1996, net assets available for benefits to participants who have terminated employment with the Company aggregated $7,523,847. At December 31, 1996, net assets available for benefits relating to individuals who have elected to withdraw from the Plan but have not yet been paid aggregated $1,291,156.

Vesting

Plan participants are 100% vested in the employee contribution amounts. Plan participants become vested in the employer contributions according to the following vesting schedule:

                             Years of                         Vested
                         Vesting Service                    Percentage
                         ---------------                    ----------
                           Less than 2                          0%
                               2-3                             30%
                               3-4                             60%
                            4 or more                         100%

Participants are considered to have completed one year of vesting service for each 12 month period of employment following the date of hire.

Withdrawals

Withdrawals from participant accounts including any earnings thereon are permitted, but are limited to once every 12 months. Certain withdrawals from participant accounts are allowed for financial hardship only (in accordance with IRS regulations). Basic or additional contributions will be suspended for a one year period following a hardship withdrawal.

Loans

The Plan allows participants to borrow the lesser of a) 50% of their total vested balance in all investment funds or b) $50,000, after reduction of the excess of certain outstanding loan balances, if any. Such loans are to be repaid through payroll deductions over a term not to exceed ten years and may be prepaid at the participant's option. These loans bear interest at a rate based on the then prevailing rates charged by financial institutions.

Distributions

A participant's account becomes payable upon retirement, death, disability or termination of employment. During early 1997, the Company restructured its operations and announced that it would reduce its workforce by approximately 725 employees. Although the Company cannot predict the impact of this reduction on the Plan, the Plan may experience an increase in the level of distributions and a decrease in the net assets available for benefits during 1997.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis and include management estimates and assumptions that affect the recorded amounts.

Valuation of Investments

Investments are stated at fair value. Investment transactions are accounted for on a trade date basis. Gain or loss on the sale of investments is computed on the average cost method. Investments with initial maturities of less than one year are considered to be short term.

The fair market value of each fund's investments are determined as follows:

(1) Money Market Fund - Short-term investments are valued at cost, which approximates market value. U.S. Government and agency obligations, commercial paper and corporate bonds are carried at market prices as of the valuation date.

(2) Fixed Income Fund - U.S. Government securities and other fixed income securities are valued at fair value based on quoted market prices or current market yields for investments with similar characteristics such as maturity, coupon rate and credit quality, as determined by an independent source. Short-term investments are valued at cost, which approximates market value.

(3) Equity Fund - Securities traded on national securities exchanges are valued at the last reported sales price as of the valuation date; securities traded in the over-the-counter market and listed securities for which no sales were reported on the valuation date are valued at the last reported bid price. Short-term investments are valued at cost, which approximates market value.

(4) Company Stock Fund - JAFCO common stock is valued at the last reported sales price as reported on the New York Stock Exchange on the valuation date. Short-term investments are valued at cost, which approximates market value.

Loans

Loans are disbursed from participants' fund balances on a pro-rata basis. Loan repayments are allocated to participants' fund balances based upon the individual's investment fund election at the time of repayment. Loans receivable and interest earned on loan balances are allocated to funds on a pro-rata basis using relative loan repayment and disbursement activity during the respective period.

NOTE 3 - INVESTMENT TRANSACTIONS

For the years ended December 31, 1996 and 1995, the Plan's investments (including realized gains and losses on investments sold during the year) appreciated (depreciated) in value as follows:

                                                                  Year Ended December 31,
                                                        ---------------------------------------
                                                              1996                  1995
                                                        ----------------      -----------------
                  Short-term investments                  $   (59,135)           $    71,351
                  Bonds                                      (332,394)             1,106,832
                  Common stock                              6,350,080              5,970,317
                                                          -----------            -----------
                                                          $ 5,958,551            $ 7,148,500
                                                          ===========            ===========

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Bankers Trust, the custodian for the Plan. Bankers Trust also performs other administrative services for which fees were paid in 1996 and 1995 by the Company. John Alden Asset Management Company ("JAAMCO"), an indirectly wholly-owned subsidiary of the Company, is the investment manager of the Plan. JAAMCO manages the Plan's investments in accordance with the investment guidelines set forth by the Trustees. JAAMCO receives no fees for these services. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

                ADDITIONAL INFORMATION - SUPPLEMENTAL SCHEDULES

                                                                      SCHEDULE I

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER  31, 1996


                                                                                 NUMBER OF
                                                                                 SHARES OR                            FAIR
     IDENTITY OF ISSUE, BORROWER, ETC.                  RATE       MATURITY     FACE AMOUNT         COST              VALUE
--------------------------------------------------   ---------   -----------   ---------------    ----------         ---------
Money Market Fund
   Short-Term Investments:

    Bankers Trust Pyramid Fund                           5.790      N/A         $    1,345,431   $    1,345,431    $    1,345,431


   U.S. Governments and Agency Obligations:
    Federal Farm Credit Banks Cons                       5.120      03/03/97           657,143          654,268           657,038
    Federal Farm Credit Banks Cons Systemwide            5.760      11/19/97           500,000          500,000           501,400
    Federal Home Loan Banks                              5.350      03/14/97         1,000,000        1,000,000           999,530
    Student Loan Marketing Association                   5.620      06/30/97           500,000          500,000           500,340
                                                                                --------------   ---------------   ---------------
       Total U.S. Governments and Agency Obligations                                 2,657,143        2,654,268         2,658,308
                                                                                --------------   ---------------   ---------------

   Commercial Paper:

    American Brands                                      5.560      01/10/97           550,000          531,822           531,822
    AmGen Incorporated                                   6.990      02/05/97           100,000          100,000           100,084
    Central Illinois Public Service                      5.875      05/01/97           500,000          500,000           498,895
    Cincinnati Gas & Electric Company                    5.875      07/01/97           450,000          450,000           450,051
    Circus Circus Enterprises                            5.570      01/07/97           500,000          493,115           493,115
    Crown Cork & Seal                                    5.600      01/15/97           500,000          496,889           496,889
    Delmarva Power & Light Company                       6.375      09/01/97           255,000          255,000           255,046
    Detroit Edison                                       5.410      05/01/97           500,000          498,160           498,875
    Disney Walt Company                                  5.560      03/03/97           500,000          479,459           479,459
    Ford Motors Credit Corporation                       5.625      03/03/97           265,000          265,000           264,740
    General Motors Acceptance Corporation                5.050      02/11/97           500,000          498,395           499,640
    Hilton Hotels                                        6.000      01/02/97           500,000          498,667           498,667
    Houston Industry Incorporated                        5.570      01/02/97           500,000          496,828           496,828
    Illinois Power Company                               5.550      01/08/97           500,000          492,523           492,523
    International Lease Finance Corporation              5.500      04/01/97           200,000          200,000           199,822
    Key Bank of New York                                 5.260      02/14/97           500,000          499,662           499,960
    Lockheed Martin                                      5.480      01/02/97           500,000          496,727           496,727
    New York Telephone Company                           4.625      10/01/97           100,000           99,048            99,042
    Orix CAC                                             6.000      02/14/97           500,000          496,167           496,167
    Pennsylvania Power & Light Energy Trust              5.570      01/07/97           500,000          496,751           496,751
    Public Service Company Colorado                      5.520      01/03/97           500,000          497,087           497,087
    Quaker Oats Company                                  5.510      01/13/97           500,000          494,873           494,873
    Source One Mortgage                                  5.720      01/27/97           250,000          248,173           248,173
    Tambrands Incorporated                               4.650      01/21/97           500,000          496,653           499,808
       Total Commercial Paper                                                   --------------   ---------------   ---------------
Corporate Bonds and Debentures:                                                     10,170,000       10,080,999        10,085,044
                                                                                --------------   ---------------   ---------------

    Northern State Power Company Minnesota               5.875      10/01/97            75,000           74,759            74,917

                                                                                --------------   ---------------   ---------------
       Total Money Market Fund Investments                                      $   14,247,574   $   14,155,457    $   14,163,700
                                                                                ==============   ===============   ===============



                                                                     Page 1 of 4

                                                                      SCHEDULE I

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
       ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                              DECEMBER 31, 1996

                                                                     Number of
                                                                     Shares or                           Fair
 Identity of Issue, Borrower, etc.       Rate           Maturity     Face Amount         Cost            Value
------------------------------------  ----------      ------------  ------------    -------------      ---------
Fixed Income Fund
-----------------

   Short-Term Investments:

     Bankers Trust Pyramid Fund           5.790               N/A
                                                                    $   152,661    $     152,661  $     152,661
                                                                    ------------   -------------- --------------

   U.S. Governments and Agency
   Obligations:

     Federal Farm Credit Banks Cons       7.950          04/01/02       150,000          149,719        150,633
     Federal Home Loan Banks              6.100          03/22/99       100,000          100,000         99,656
     Federal Home Loan Banks              5.490          02/01/01       300,000          300,000        291,048
     Federal Home Loan Mortgage           5.400          03/16/98       250,000          250,000        248,868
     Corporation
     Federal Home Loan Mortgage           6.200          04/15/03       250,000          251,719        246,523
     Corporation
     Federal Home Loan Mortgage           5.400          11/02/00       300,000          300,000        290,532
     Corporation
     U.S. Treasury Notes                  5.750          10/31/97       500,000          517,422        500,704
                                                                    ------------   -------------- --------------
        Total U.S. Governments and
        Agency Obligations                                            1,850,000        1,868,860      1,827,964
                                                                    ------------   -------------- --------------

   Foreign Government Obligation:
     Quebec Providence Canada             7.500          07/15/02       100,000           99,765        103,040


        Total U.S, & Foreign Governments                            ------------   -------------- --------------
        and Agency Obligations                                        1,950,000        1,968,625      1,931,004
                                                                    ------------   -------------- --------------

   Corporate Bonds and Debentures:

     Discover Card Trust                  8.000          10/15/98       100,000           99,424        102,781
     Ahmanson  H F                        7.875          09/01/04       200,000          195,236        208,498
     Alabama Power Co                     6.750          02/01/03       200,000          197,750        198,616
     Allegheny Generating                 5.625          09/01/03       200,000          198,118        185,330
     American General Corporation         6.250          03/15/03       100,000           97,483         95,922
     Aon Corporation                      6.300          01/15/04       165,000          146,289        158,037
     Arkansas Power & Light Company       7.900          11/01/02       100,000           99,314        102,445
     Associates Corporation North         6.000          06/15/01       210,000          210,000        203,853
     America
     Associates Corporation North         5.250          03/30/00       200,000          198,158        193,094
     America
     Bank N S Halifax                     6.875          05/01/03       100,000           99,911        100,265
     Bank Of New York Incorporated        6.625          06/15/03       200,000          198,200        197,708
     Bankamerica Corporation              6.200          02/15/06       300,000          298,653        283,005
     Bankers Trust N Y Corporation        8.000          03/15/97       500,000          462,690        501,925
     Boeing Company                       6.350          06/15/03       200,000          199,560        196,816
     Carnival Cruise Lines                6.150          10/01/03       200,000          175,816        189,202
     Incorporated
     Central Bancshares South             7.000          05/01/03       200,000          196,168        196,264
     Incorporated
     Central Power & Light Company        7.000          02/01/01       100,000           94,655        100,634
     First Chicago Corporation            6.875          06/15/03       200,000          197,222        200,174
     First Colony Corporation             6.625          08/01/03       100,000           99,890         99,303
     First Union Corporation              8.770          11/15/04       200,000          199,232        215,980
     General Telephone Company            7.500          03/01/02       100,000           97,902        101,625
     Wisconsin
     Georgia Power Company                6.350          08/01/03       100,000           98,700         97,143
     Golden West Financial                6.000          10/01/03       200,000          176,454        190,334
     Corporation
     Household Financial Corporation      7.250          05/15/06       300,000          299,970        303,366
     Illinois Power Company               6.500          08/01/03       100,000           99,383         96,521
     Indiana & Michigan Electric          7.000          05/01/98       100,000           91,238        100,392
     Company
     Jersey Central Power & Light         6.375          05/01/03       100,000           98,795         96,888
     Company
     Liberty National Bancorp             6.750          06/01/03       250,000          249,595        244,010
     Lincoln National                     7.250          05/15/05       300,000          298,458        301,413
     Mid Penn Telephone                   7.750          03/15/02       270,000          267,584        273,440
     National City Bank Cleveland         6.500          05/01/03       200,000          191,384        193,730
     Nationsbank Corp                     8.125          06/15/02       100,000           99,750        106,165
     New York State Electic & Gas         6.750          10/15/02       100,000           98,026         98,677
     Corporation
     New York Telephone Company           4.250          01/01/00       100,000           67,227         93,703
     Pacific Gas & Elec Company           8.750          01/01/01       200,000          199,500        215,090
     Pacific Gas & Elec Company           6.250          03/01/04       200,000          200,000        191,838
     Pacific Telephone & Telegraph        6.500          07/01/03       100,000          100,000         97,063
     Company
     Paine Webber Group Incorporated      7.000          03/01/00       100,000           99,725        100,687
     Penney J C & Company                 6.125          11/15/03       300,000          294,114        288,114
     Progressive Corp                     6.600          01/15/04        96,000           94,110         93,780
     Public Service Company  Colorado     5.875          07/01/97       100,000           88,334         99,931
     Public Service Electric & Gas        6.750          03/01/06       200,000          197,542        195,688
     Company
     Rochester Gas & Electric             8.000          08/15/99        98,000           98,000         98,540
     Corporation
     Salomon Brothers Incorporated        6.875          12/15/03       100,000          100,000         97,528
     Santander Financial                  6.800          07/15/05       300,000          297,408        292,962
     Society National Bank                6.750          06/15/03       100,000           94,150         98,300
     Southern California Edison           5.625          10/01/02       200,000          199,092        190,244
     Company
     State Street Boston Corporation      5.950          09/15/03       200,000          169,764        189,192
     Travelers Incorporated               7.750          06/15/99       100,000          100,000        102,617
     Travelers Incorporated               6.125          06/15/00       200,000          198,380        195,628
     Union Pacific Railroad Company       6.000          09/01/03       295,000          263,435        277,150
     Wachovia Corporation                 6.375          04/15/03       100,000           88,149         98,344
     Zeneca                               6.300          06/15/03       300,000          288,255        291,399
     United Postal Savings                9.000          07/26/99       500,000          497,593        527,530
                                                                    ------------   -------------- --------------
        Total Corporate Bonds and
        Debentures                                                    9,884,000        9,565,786      9,768,884
                                                                    ------------   -------------- --------------
         Total Fixed Income Fund
         Investments                                                $11,986,661    $  11,687,072  $  11,852,549
                                                                    ============   ============== ==============


                                                                     Page 2 of 4

                                                                     SCHEDULE I

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
       ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                              DECEMBER 31, 1996





                                                                            NUMBER OF
                                                                            SHARES OR                                     FAIR
IDENTITY OF ISSUE, BORROWER, ETC.       RATE          MATURITY             FACE AMOUNT              COST                  VALUE
----------------------------------     ------         --------            ------------            --------             ----------
Equity Fund
-----------

   Short-Term Investments:

      Bankers Trust Pyramid Fund           5.790         N/A
                                                                     $      1,909,607   $         1,909,607   $         1,909,607


   Commercial Paper:

      Houston Industry Incorporated        5.670       01/02/97               500,000               498,110               498,110


         Total Short Term Investments                                -----------------  --------------------  --------------------
         and Commercial Paper                                               2,409,607             2,407,717             2,407,717
                                                                     -----------------  --------------------  --------------------


Common Stock
------------

      Allergan Incorporated                                                    13,100               303,480               466,687
      Allied Signal                                                            15,400               325,935             1,031,800
      American Express Company                                                  4,800               128,669               271,200
      Amsouth Bancorp                                                          11,000               371,514               532,125
      Armstrong World Industries
        Incorporated                                                            8,100               302,781               562,950
      Atlantic Southeast Airlines                                              19,500               595,725               426,563
      Bell South Corporation                                                   24,000               672,564               972,000
      Boeing Company                                                            4,000               197,200               426,000
      Brunswick Corporation                                                    21,900               302,375               525,600
      Campbell Soup                                                            18,000               840,906             1,444,500
      Chase Manhattan Corporation                                              17,000               630,462             1,519,375
      Coca Cola Company                                                        16,800               327,270               884,100
      Disney Walt Company                                                       9,300               308,995               648,675
      Dow Chemical                                                             12,500               894,375               979,688
      DuPont E I De Nemours & Company                                          11,600               813,884             1,091,850
      Fluor Corporation                                                        16,500               781,116             1,035,375
      Ford Motors Company Delaware                                             15,600               300,565               503,100
      Gillette Company                                                         18,000               606,120             1,399,500
      Harley Davidson Incorporated                                             39,000               684,050             1,833,000
      Hershey Foods                                                            26,000               854,981             1,137,500
      Home Depot Incorporated                                                  21,000               841,638             1,052,625
      Johnson & Johnson                                                        18,600               375,953               925,350
      Liz Claiborne Incorporated                                                9,000               194,625               347,625
      MCI Communications Corporation                                           19,400               299,873               634,147
      Merck & Company                                                          15,000               850,125             1,194,375
      Motorola Incorporated                                                    15,000               247,331               918,750
      National Semiconductor                                                   31,000               624,712               759,500
      Nationsbank Corporation                                                  12,700               629,285             1,241,425
      Outback Steakhouse Incorporated                                          38,000             1,014,980             1,016,500
      Philips NV ADR's                                                         30,000               354,000             1,200,000
      Reliastar Financial Corporation                                          15,000               458,250               866,250
      Rubbermaid Incorporated                                                  28,000               705,672               633,500
      Sherwin Williams Company                                                  9,000               224,829               504,000
      Sysco Corporation                                                        32,000               876,494             1,044,000
      Torchmark Corporation                                                    13,700               637,694               691,850
      Toys R Us Incorporation                                                  32,000               893,600               956,000
      Wal Mart Stores Incorporation                                            36,000               861,235               819,000
      Washington Mutual Incorporation                                          27,000               627,750             1,169,451
      Wendy's International                                                    47,000               889,475               963,500
      Worldcom, Incorporated                                                   62,000               650,613             1,615,906
      Xerox                                                                    23,400               948,090             1,231,425
                                                                                        --------------------  --------------------
         Total Common Stock                                                                      23,449,191            37,476,767
                                                                                        --------------------  --------------------

                 Total Equity Fund Investments                                          $         25,856,908  $        39,884,484
                                                                                        ====================  ====================


                                                                     Page 3 of 4

                                                                     SCHEDULE I


                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
       ADDITIONAL INFORMATION - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                              DECEMBER 31, 1996

                                                                                  Number of
                                                                                  Shares or                          Fair
    Identity of Issue, Borrower, etc.                Rate       Maturity         Face Amount         Cost           Value
------------------------------------------      -------------   ---------    ------------------  -------------   -----------
Company Stock Fund
------------------

   Short-Term Investments:

       Bankers Trust Pyramid Fund                       5.790      N/A         36,335     $       36,335    $        36,335

Common Stock
------------

       John Alden Financial Corporation                                       145,790          3,433,616          2,697,115
                                                                                         ----------------   ----------------



                  Total Equity Fund Investments                                           $    3,469,951    $     2,733,450
                                                                                         ================   ================

                                                                     Page 4 of 4

                                                                     SCHEDULE II

                  JOHN ALDEN EMPLOYEE SAVINGS INCENTIVE PLAN
        ADDITIONAL INFORMATION - SCHEDULE OF INVESTMENTS ACQUIRED AND
             DISPOSED OF DURING THE YEAR ENDED DECEMBER 31, 1996






                                                                             NUMBER OF
                                                                             SHARES OR
IDENTITY OF ISSUE, BORROWER, ETC.                      RATE    MATURITY      FACE AMOUNT             COST            PROCEEDS
--------------------------------------------------  -------  -----------  ---------------         -----------     ---------------
Money Market Fund
-----------------

      Bonds
      -----

      Cox Enterprises                               5.27      04/02/$6    $       495,828      $       495,828    $       495,828
      Tyson Foods Incoporated                       5.45      07/10/96            268,079              268,079            268,079
      Illinois Power Company                        5.50      07/12/96            495,340              495,340            495,340
      American Bankers Insurance                    5.60      07/12/96            498,911              498,911            498,911
      Source One Mortgage                           5.60      07/03/96            497,278              497,278            497,278
      Pennsylvania Power & Light Company            5.60      07/10/96            498,444              498,444            498,444
                                                                          ---------------      ---------------     --------------
                        Money Market Fund Total                                 2,753,880            2,753,880          2,753,880
                                                                          ---------------      ---------------     --------------


Fixed Income Fund
-----------------

      None
      ----


Equity Fund
-----------

      None
      ----

                                                                          ---------------      ---------------     --------------
                                         Total                            $     2,753,880      $     2,753,880     $    2,753,880
                                                                          ===============      ===============     ==============


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock purchase plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          JOHN ALDEN EMPLOYEE SAVINGS
                                          INCENTIVE PLAN



Dated: June 30, 1997                      By: /s/ Scott L. Stanton
                                              --------------------------------
                                              Scott L. Stanton
                                              Trustee

                                 EXHIBIT INDEX

Exhibit No.                       Description                                Page No.
-----------                       -----------                                --------
    23.1             Consent of Independent Certified Public Accountants        21